Exhibit 99.23

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S   R E L E A S E

September 6th, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 59,780,539

WESTERN WIND ENERGY JOINS OTCQX FOR TRADING

Vancouver, BC – September 6, 2011 – Western Wind Energy Corp. – (Toronto Venture Exchange – “WND”), is pleased to announce that effective September 6th, 2011, Western Wind Energy began trading on the OTC market’s prestigious tier, OTCQX International. Investors can find current financial disclosure and Real-Time Level 2 quotes for Western Wind Energy on www.otcqx.com and www.otcmarkets.com.

“OTCQX provides the highest level of visibility and access to U.S. investors possible in the OTC marketplace,” said R. Cromwell Coulson, President and Chief Executive Officer of OTC Markets Group. “We are pleased to welcome Western Wind Energy to OTCQX.”

Berenbaum Weinshienk PC will serve as Western Wind Energy’s Principal American Liaison (“PAL”) on OTCQX, responsible for providing guidance on OTCQX requirements and U.S. securities laws.

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND) trades in the United States on OTCQX under the symbol “WNDEF.” Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 165 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, and Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

About OTC Markets Group Inc.

OTC Markets Group Inc. (OTCQX: OTCM) operates the world's largest electronic marketplace for broker-dealers to trade unlisted stocks. Our OTC Link™ platform supports an open network of competing broker-dealers that provide investors with the best prices in over 10,000 OTC securities. We categorize the wide spectrum of OTC-traded companies into three tiers – OTCQX (the quality-controlled marketplace for investor friendly companies), OTCQB® (the U.S. reporting company marketplace for development stage companies), and OTC Pink™ (the speculative trading marketplace) - so investors can identify the level and quality of information companies provide. To learn more about how OTC Markets Group makes the unlisted markets more transparent, informed, and efficient, visit www.otcmarkets.com.

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Media Contact:
Grace Keith, OTC Markets Group Inc., +1 (212) 896-4428, grace@otcmarkets.com

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.